December 9, 2024

Alan Beal
Chief Executive Officer
Armed Forces Brewing Company, Inc.
211 W 24th Street
Norfolk, VA 23517

       Re: Armed Forces Brewing Company, Inc.
           Post Qualification Amendment No. 3 to
           Offering Statement on Form 1-A
           Filed November 25, 2024
           File No. 024-12221
Dear Alan Beal:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2024 letter.

Amendment No. 3 to Post Qualification Amendment to Offering Statement on Form
1-A
filed November 25, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
As of June 30, 2024 (Unaudited), page 74

1. Please revise your discussion of cost of sales, operating expenses, and net loss to include the comparable amounts for the six months ended June 30, 2023 and to discuss the reasons for significant fluctuations between periods for each of the line items. Refer to Item 9(a) of Form 1-A (Part II).
 December 9, 2024
Page 2

General

2. We note your response to prior comment 14 and that you made offers and sales pursuant to the offering statement from October 1, 2024 to November 24, 2024. It appears that the financial statements in your offering statement were stale during such time period. Please consider revising your post-qualification amendment to include risk factor and contingent liability disclosures, as needed, associated with rescission rights of investors related to this staleness period. Finally, please consider disclosing the total number and value of securities sold during this period. For guidance, please refer to Question 139.28 of our Securities Act Sections Compliance and Disclosure
       Interpretations, which is available on our website.
       Please contact Dale Welcome at 202-551-3865 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Kendall Almerico